NEWS RELEASE

March 19, 2008

Symbol: Canada TSX.V - TVC
Frankfurt - TGP

Tournigan's Uranium Targets Continue to Expand

Vancouver, March 19, 2008 - Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) has completed an airborne magnetic and radiometric survey on its uranium licences in eastern Slovakia. The survey was flown by McPhar Geosurveys Ltd. and identified 25 priority targets in addition to the known deposits within Tournigan's uranium licences.

"This airborne survey confirms the considerable potential of the uranium mineralization within our licences in Slovakia," said James Walchuck, Tournigan's president and CEO. "Within our licences, we cover the most important portions of the Slovak Carpathian uranium belt. We are now following up with a detailed radiometric ground survey to identify drill targets."

The purpose of the survey was to acquire high resolution radiometric data in order to map the anomalies and locate potential economic uranium mineralization.

Within the CJ licence (32 km2), which hosts the Kuriskova deposit, the survey highlighted uranium and gamma anomalies that were traced for approximately four kilometres on surface to the northwest of the Kuriskova deposit.

Within the Spisska Nova Ves exploration licence (13 km2), which hosts the Novoveska Huta deposit, anomalies appear to correspond to uranium mineralization east of Tournigan's mining licence area.

Within the Kluknava licence (28 km2), located at the centre of the Carparthian uranium belt, historic exploration and drilling confirmed the area has similar geology to that of Kuriskova. The survey identified new anomalies occurring in the western portion of the licence.

The survey on the Spisska Teplica licence (45 km2) highlighted areas with known historical resources and outlined new additional targets.

The airborne survey, consisting of 16,253 line kilometers, was flown by McPhar Geosurveys Ltd. Flight lines were orientated almost north-south at a spacing of 100 metres and tie lines were orientated almost east-west at a spacing of 1,000 metres.

A follow up ground radiometric program will be initiated on these anomalies as soon as the snow is off the ground with the intention of establishing drill targets by the fourth quarter of this year. Detailed maps of the airborne survey can be found on Tournigan's web site at http://www.tournigan.com/i/pdf/Maps_031908NR.pdf .

Michael Mracek, P. Eng., Tournigan's chief operating officer, and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Annual and Special General Meeting Results

Tournigan's Annual and Special Meeting ("AGM") was held on Friday, March 14, 2008. The following matters were approved at the AGM as set out in the Information Circular dated February 4, 2008 and available at www.sedar.com.

1.

The number of Directors was set at seven (7) and Messrs. Peter Bojtos, Michael Hopley, Rex McLennan, David Montgomery, Hein Poulus, Ronald Shorr and James Walchuck were elected as Directors.

2.

KPMG LLP were re-appointed as Tournigan's auditors.

3.

The Stock Option Plan was renewed.

4.

Shareholders approved the following special resolutions:

(a)

Name change from Tournigan Gold Corporation to Tournigan Energy Ltd. or such other name as the Directors may in their sold discretion approve; and

(b)

Continuation from the Yukon to British Columbia.

5.

The shareholders' rights plan was approved. A copy of the shareholders' rights plan is available at Tournigan's SEDAR website.

Management and the Board of Directors thank Tournigan's shareholders for their continued support.

About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a mineral resource company with a focus on developing its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

1200 - 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Slovakia, Northern Ireland or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

1200 - 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com